UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-14928

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Company Number: 2294747

Companies Act 2006

Resolutions of
SANTANDER UK PLC
 (the “Company”)

At the ANNUAL GENERAL MEETING OF THE COMPANY, duly convened and held via videoconference, at 10:00 a.m. on 2 April 2020, at 2 Triton Square, Regent’s Place, London, NW1 3AN, the following resolutions were duly passed.

Resolutions 21 and 22 were passed as Special Resolutions:

 “Special Resolutions

21.	THAT the Company be authorised, without conditions, to buy back its own 8⅝% preference shares. The following terms apply:

(a)	The Company may buy back up to 125,000,000 8⅝% preference shares;

(b)	The lowest price which the Company can pay for 8⅝% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)
The highest price (not including expenses) which the Company can pay for each 8⅝% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8⅝% preference shares even though the purchase may be completed after this authorisation ends.

22.	THAT the Company be authorised, without conditions, to buy back its own 10⅜% preference shares. The following terms apply:

(a)	The Company may buy up to 200,000,000 10⅜% preference shares;

(b)	The lowest price which the Company can pay for 10⅜% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)
The highest price (not including expenses) which the Company can pay for each 10⅜% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10⅜% preference shares even though the purchase may be completed after this authorisation ends.”

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 3 April 2020	By / s / Katie Jackson-Turner
Company Secretary